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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 10, 2003
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Investor Relations	Novartis International AG
CH-4002
Basel Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax+ 41 61 324 8844
Internet Address:
http://www.novartis.com

—Investor Relations Release—

Novartis and GlaxoSmithKline reach settlement in Augmentin ITC lawsuit

        Basel, 10 July 2003—Novartis (NSYE: NVS) announced that its affiliate companies have reached an agreement with GlaxoSmithKline (NYSE: GSK) over lawsuits related to GSK's claimed Augmentin trade secrets. The lawsuits were filed with the US International Trade Commission (ITC) and state courts in Colorado and North Carolina.

        Under the terms of the agreement, GSK will receive single-digit percentage royalties on US sales of generic versions of Augmentin sold by Novartis or its affiliate companies for the four-year period from July 2002 through June 2006.

        Further details of the settlement agreement remain confidential. The termination of the ITC proceeding is subject to approval by the Administrative Law Judge and the ITC.

        Novartis remains committed to ensuring that its high quality generic alternative continues to be available to prescribers and their patients in the US.

        The agreement does not affect GSK's appeal against Novartis' subsidiary Geneva Pharmaceuticals relating to Augmentin patents. The US Court of Appeals of the Federal Circuit heard the patent appeal case on 5 March 2003 and a decision is expected this year.

        This release contains certain "forward-looking statements," relating to the Group's business, which can be identified by express or implied statements regarding the likelihood of the Novartis Group companies' final success in its patent litigation with GSK, and regarding its future ability to sell AmoxC in the US. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Such risks include market place risks that could adversely affect Novartis affilliates' ability to market AmoxC in the US, a loss of the patent cases—which could lead to substantial damages and even removal of the Novartis products from the marketplace—as well as the other factors discussed in Novartis AG's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of USD 20.9 billion and a net income of USD 4.7 billion. The Group invested approximately USD 2.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 77 200 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: July 10, 2003	By:	/s/ MALCOLM B. CHEETHAM
		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial Reporting and Accounting

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—Investor Relations Release—
  Novartis and GlaxoSmithKline reach settlement in Augmentin ITC lawsuit
SIGNATURES